Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
IDERA PHARMACEUTICALS, INC.

Idera Pharmaceuticals, Inc. (the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

By action of the Board of Directors of the Corporation (the "Board") at a meeting held on February 25, 2020, the Board duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation, as amended to date (the "Certificate of Incorporation") and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware at a meeting of stockholders held on May 12, 2020. The resolution setting forth the amendment is as follows:

RESOLVED: That the first paragraph of Article FOURTH of the Certificate of Incorporation be and hereby is amended and restated in its entirety so that the same shall read as follows:

“FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred Forty-Five Million (145,000,000) shares, consisting of (i) One Hundred Forty Million (140,000,000) shares of Common Stock, $.001 par value per share ("Common Stock"), and (ii) Five Million (5,000,000) shares of Preferred Stock, $.01 par value per share ("Preferred Stock"), which may be issued from time to time in one or more series as set forth in Part B of this Article FOURTH."

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 12th day of May, 2020.

IDERA PHARMACEUTICALS, INC.

By:	Vincent J. Milano
Chief Executive Officer